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                                                   CORPORATE OFFICE
                                                   30 North LaSalle Street
                                                   Suite 4000
                                                   Chicago, Illinois 60602-2507
                                                   Office: 312-630-1900
                                                   FAX: 312-630-1908
                                                        312-630-9299

[LOGO]                                             TELEPHONE AND
                                                   DATA SYSTEMS, INC.

                                  December 23, 1997

To the Board of Directors
of American Paging, Inc.

Ladies and Gentlemen:

          As you know, the Board of Directors of Telephone and Data Systems, Inc. ("TDS") has approved an Asset Contribution Agreement, dated December 22, 1997 (the "Asset Contribution Agreement"), among TDS, TSR Paging Inc. ("TSR") and TSR Wireless LLC, a Delaware limited liability company ("TSR Wireless"). In accordance with the terms and conditions of the Asset Contribution Agreement, TDS has proposed to negotiate and enter into a merger agreement with American Paging, Inc., pursuant to which a wholly owned subsidiary of TDS would acquire all of the issued and outstanding Common Shares of API not owned by TDS for cash in an amount equal to $2.25 per share. Under the terms of the Asset Contribution Agreement, TDS is not required to complete a merger which does not have the recommendation of a special committee of independent directors of API. Upon consummation of the merger as contemplated by such merger agreement, in accordance with the terms and conditions of the Asset Contribution Agreement, TDS and TSR would combine their respective paging businesses, and TDS would contribute substantially all of the assets and certain, limited liabilities of API, and TSR would contribute all of its assets and liabilities into TSR Wireless. TSR Wireless would not assume approximately $170 million of debt owed by API to TDS. TDS would have a 30% interest and TSR would have a 70% interest in TSR Wireless, subject to certain adjustments. In addition, concurrently with the execution and delivery of the Asset Contribution Agreement, TDS and TSR Wireless executed and delivered an option agreement (the "Option Agreement"), pursuant to which TDS granted TSR Wireless an option to acquire under certain circumstances debt owed by API to TDS.

          TDS hereby offers to enter into a merger agreement with API pursuant to which a subsidiary of TDS will acquire all of the issued and outstanding Common Shares not owned by TDS for cash in an amount equal to $2.25 per share. The merger would, of course, be subject to various conditions including the approval of the Board of
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Directors of TDS and the approval of the independent directors of API, as described below, as well as approval by the Board of Directors of API.

          We assume that the independent directors will constitute a special committee to consider this offer and that such special committee will retain its own financial and legal advisors to assist in its deliberations.

          We look forward to working on this transaction with your designated
representatives.   A copy of the Asset Contribution Agreement and the Option
Agreement are being made available to the Board of Directors of API and representatives of TDS who are familiar with the transaction, including its counsel, Sidley & Austin, will be happy to answer any questions you might have about these agreements. We reserve the right to amend or withdraw this proposal at any time.

                                        Very truly yours,


                                        /s/ Scott H. Williamson


Enclosure